UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
[Rule 13d-101]

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT
TO RULE § 240.13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. )*

WILSHIRE ENTERPRISES, INC.
(Name of Issuer)

COMMON STOCK
(Title of Class of Securities)

971889100
(CUSIP Number)

Pamela E. Flaherty, Esq. Blank Rome LLP 405 Lexington Avenue New York, New York 10174 (212) 885-5174
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 13, 2008
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP NO. 971889100	Page 2 of 7 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) NICKOLAS W. JEKOGIAN III
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,104,678
	8	SHARED VOTING POWER ---
	9	SOLE DISPOSITIVE POWER ---
	10	SHARED DISPOSITIVE POWER ----
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,239,678
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 26.5%
14	TYPE OF REPORTING PERSON* IN

SCHEDULE 13D

CUSIP NO. 971889100	Page 3 of 7 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) NWJ Apartment Holdings Corp.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION MARYLAND
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,104,678
	8	SHARED VOTING POWER ---
	9	SOLE DISPOSITIVE POWER ---
	10	SHARED DISPOSITIVE POWER ---
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,239,678
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 26.5%
14	TYPE OF REPORTING PERSON* CO

Item 1. Security and Issuer.

This Schedule 13D relates to shares of Common Stock, $1.00 par value per share (the "Shares"), of Wilshire Enterprises, Inc., a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 1 Gateway Center, Newark, NJ 07102.

Item 2. Identity and Background.

This Schedule 13D is being filed by NWJ Apartment Holdings Corp., a Maryland Corporation (“NWJ”) and its sole officer, director and stockholder, Nickolas W. Jekogian III (“Jekogian”), whose business address is 9 East 40th Street, New York, NY 10016. Jekogian is founder of an organization operating under the name NWJ Companies which acquires, develops, owns and manages primarily multi family housing properties. NWJ Companies is headquartered in Philadelphia, Pennsylvania.

Neither Jekogian nor NWJ have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

Neither Jekogian nor NWJ have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it or he, as the case may be, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Jekogian is a citizen of the United States. NWJ is a Maryland corporation.

Item 3. Source and Amount of Funds or Other Consideration.

Not applicable.

Item 4. Purpose of Transaction.

The Company has entered into an agreement and plan of merger (the “Merger Agreement”) with NWJ and its wholly owned subsidiary (the “Merger Sub”) which provides for the merger (the “Merger”) of Merger Sub with and into the Company with the Company as the surviving corporation of the Merger. As a condition to entering into the Merger Agreement, NWJ required that the officers and directors of the Company and the Estate of Izzy Wilzig enter into voting agreements in favor of NWJ pursuant to which such persons agreed to vote their Shares in favor of the Merger at the meeting of the Company’s stockholders to be held at which the Merger will be presented for approval of the stockholders and grant NWJ an irrevocable proxy to vote their Shares at such meeting in favor of the Merger. If the conditions to the consummation of the Merger are satisfied including the approval of the Merger by the holders of a majority of the outstanding Shares, then the existing outstanding Shares will be cancelled and the holders thereof will be entitled to receive the merger consideration as set forth in the Merger Agreement and the Company will become a wholly owned subsidiary of NWJ.

Except as set forth in this Item 4, nether Jekogian nor NWJ has any current plans or proposals that relate to or that would result in any of the actions specified in clauses (a) and (c) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

Beneficial ownership is calculated based upon 7,926,248 shares of the Company’s Shares outstanding as of June 13, 2008.

As of the date of this Schedule, neither Jekogian nor NWJ has dispositive power over any Shares and has no right to acquire any Shares.

Pursuant to the voting agreements referenced in Item 4, Jekogian and NWJ have the power to vote 2,104,678 Shares (or 26.5 % of outstanding Shares) in favor of the Merger (such number does not include 135,000 Shares subject to options to purchase Shares granted to the signatories to the voting agreements that have been included in total beneficial ownership on Line 11) but no other voting rights.

During the last sixty days, neither Jekogian nor NWJ has effected any purchases of the Shares in open market transactions.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

In conjunction with the Merger, as set forth in Item 4, NWJ required voting agreements such that NWJ may be deemed the beneficial owner of the Shares for voting purposes, limited to voting for the Merger. Otherwise, Jekogian and NWJ do not have any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of the Company, including, but not limited to, transfer or voting of any such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits.

Exhibit
99.1	Joint Filing Agreement
99.2
Form of Voting Agreement Executed by Each of W. Martin Willschick, S. Wilzig Izak, Eric J. Schmertz, Esq., Milton Donnenberg, Ernest Wachtel, Miles Berger, Francis J. Elenio, and the Estate of Siggi B. Wilzig

99.3	Merger Agreement

SIGNATURE

After reasonable inquiry, and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: June 19, 2008

/s/ Nickolas W. Jekogian III
NICKOLAS W. JEKOGIAN III

NWJ APARTMENT HOLDINGS CORP.

/s/ Nickolas W. Jekogian III
By: Nickolas W. Jekogian III
Title: President